SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                     For the month of December, 2002

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                        BYE BYE BRITISH AIRWAYS BYE BYE

              RYANAIR COMMENCES NEW ROUTE FROM DUBLIN TO NEWCASTLE

                         ALL SEATS IN JANUARY AT EUR9.99

British Airways today announced its intention to withdraw three further routes from Ireland in addition to the services from Cork and Shannon which were withdrawn last year. The airline announced that it would close its routes from Dublin to Leeds Bradford, Newcastle and Southampton in March next year.

This is the latest evidence that British Airways is unable to compete with Ryanair's low fares. On the Dublin-Bristol route, Ryanair's market share is currently 80% to British Airways 20%, and in the case of the Newcastle and Southampton routes, British Airways is unable to match either Ryanair's fares or passenger numbers from Dublin to Middlesborough/Teesside and Bournemouth airports.

Responding to this news Ryanair, Europe's only low fares airline today announced the inauguration of a daily service from Dublin to Newcastle commencing on Saturday 4th January 2003. All seats in the first month will be for sale at a special introductory fare of EUR9.99 one way (tax inclusive). This represents a discount of 93% on the British Airways one way fare.

Announcing the new service, Ryanair's Commercial Director, Michael Cawley said;


    "Ryanair has been providing links between Dublin and the North East of England ever since its Teesside service started in 1997. Passenger numbers have increased ever year on this route and such has been its success that we are now announcing the inauguration of the a daily service from Newcastle to Dublin to offer our low fare services on an even wider basis across the North East of England.

    "This service will offer low fares for the first time to Tynesiders and to those many thousands of Irish people who want to visit Newcastle and see the Magpies in action. British Airways may be gone from this route, but for the first time the people of Newcastle will be able to enjoy widely available low fares from Ryanair as their compatriots have at our 14 other airports throughout the UK. To celebrate this announcement we are offering all seats for sale in January at the fantastic low fare of EUR9.99 one-way (tax inclusive). Booking commences at 10.00am Wednesday 18th December."

Ends.

For further information

please contact:           Michael Cawley          Pauline McAlester

                          Ryanair                 Murray Consultants

                          Tel. +353-1-8121212     Tel. +353-1-4980300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  17 December 2002

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director